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                              August 2, 2023

       Jeff Cheng
       President
       NOCERA, INC.
       3F (Building B) , No. 185 , Sec. 1 , Datong Rd .
       Xizhi Dist. , New Taipei City 221
       Taiwan (R.O.C.)

                                                        Re: NOCERA, INC.
                                                            Form 10-K/A filed
July 10, 2023
                                                            File No. 1-41434

       Dear Jeff Cheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

       Form 10-K/A filed July 10, 2023

       Operations Overview, page 1

   1. Please reconcile your disclosure that states, "we have no intention of providing services to construct indoor RASs
and solar sharing fish farms in Taiwan," with your later disclosure that, "We plan to sell
and develop fish farms in Taiwan." Please also disclose whether the
                                                        December 31, 2021, JCD
contract termination materially impacted your 2022 sales or net loss.
       Gross Profit, page 10

   2. XFC should not impact your gross profit variance since it is accounted for as a discontinued operation.
Please revise your disclosure to quantify the gross profits from both your 2022 catering
business and your 2021-2022 eel fish trading business. The
                                                        disclosure should
clearly inform readers about the extent to which either of these businesses is
generating losses and the specific reasons why. Further, please identify the specific events and
circumstances that must change in order for these businesses to generate income. See
Item 303 of Regulation S-K.
 Jeff Cheng
FirstName
NOCERA, LastNameJeff   Cheng
            INC.
Comapany
August      NameNOCERA, INC.
        2, 2023
August
Page  2 2, 2023 Page 2
FirstName LastName
Revenue, page 10

3. Please explain your disclosure that "The revenue for the year ended December 31, 2021 was generated from XFC". If XFC has been accounted for as a discontinued operation then your 2021 sales amount should exclude any XFC sales. See ASC 205-20-45. If all of your 2021 sales were from eel fish trading operations then please clarify your disclosure.
         Also, please quantify the impact of foreign currency exchange rate changes on your 2022 sales and income. In this regard, we note your disclosure on page 3.
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 17

4. We note your statement that you have no awareness or belief that any governmental entity in the foreign jurisdiction of incorporation or organization owns shares of your capital stock as well as your statement regarding the absence of a Schedule 13D or 13G filed by a governmental entity, the lack of material contracts with foreign governmental parties and the absence of foreign governmental representation in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. Audit Report, page F-2

5. The paragraph describing the Critical Audit Matter is missing. Also, the ASC 205 restatement materially impacted sales, income from continuing operations, and cash flows from continuing operations so a corresponding paragraph in the audit report appears necessary. See AS 2820.16. See also ASC 250 regarding applicable restatement disclosures in the financial statements and label the applicable financial statements as restated. Finally, please file a current report on Form 8-K to report non-reliance on previously filed financial statements or tell us in detail why you believe you are not required to do so. Refer to Item 4.02 of Form 8-K.
Form 8-K filed June 6, 2023

Item 2.01, page 2

6. Please provide us with the significance calculations for the Zhe Jiang acquisition. See
         Article 8-04 of Regulation S-X. Please also provide us with your analysis concerning whether this acquisition should be accounted for as a combination of entities under common control. Further, in your forthcoming Form 10-Q, please disclose the accounting impact of this acquisition and fully describe the business operations of the acquired company. See ASC 805-10-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at
202.551.3355 if you have questions regarding comments on the financial statements and related
 Jeff Cheng
NOCERA, INC.
August 2, 2023
Page 3

matters. Contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 if you
have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



                                                          Sincerely,

FirstName LastNameJeff Cheng                              Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameNOCERA, INC.
                                                          Services
August 2, 2023 Page 3
cc:       Tiger Tsai
FirstName LastName